April 14, 2017

VIA EDGAR AND E-MAIL

Daniel F. Duchovny, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com Karen Dempsey E kdempsey@orrick.com D +1 415 773 4140 F +1 415 773 5759

Re:	TheStreet, Inc. Preliminary Proxy Statement Filed on April 6, 2017 File No. 000-25779

Dear Mr. Duchovny:

This is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced submission (the “Preliminary Proxy Statement”) contained in the Staff’s letter to TheStreet, Inc. (the “Company”) dated April 12, 2017. To assist your review, we have retyped the text of the Staff’s comments in italics below. The Company’s responses are set forth in plain text immediately following the applicable comment. Concurrent with the delivery of this letter, the Company is filing an amendment to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) with the Commission, containing, among other things, the revisions to the Preliminary Proxy Statement described in this letter in response to the Staff’s comments. Page references in the text of this letter correspond to the pages of the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Revised Preliminary Proxy Statement and the form of proxy card to identify it as being preliminary.

2.	Provide the disclosure required by Item 4(b) and Item 5(b) of Schedule 14A.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 5 of the Revised Preliminary Proxy Statement to provide the disclosure required by Item 4(b) of Schedule 14A, and has included in Annex A to the Revised Preliminary Proxy Statement the disclosure required by Item 5(b) of Schedule 14A.

Daniel F. Duchovny

April 14, 2017

Proposal 1: Election of Directors, page 6

3.	We note your disclosure that you may introduce substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 6 of the Revised Preliminary Proxy Statement to track the standard set forth in Rule 14a-4(c)(5). Additionally, the Company hereby confirms that should it lawfully identify or nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.	Please provide the business experience for Ms. Fay during the past five years.

Response: Ms. Fay’s biographical information has been updated on page 6 of the Revised Preliminary Proxy Statement to indicate that following her departure from Aegis Media North America in May 2009, and until joining Glasswing Ventures in January 2016, Ms. Fay was principally engaged by her board membership and advisor roles.

5.	We note your disclosure that Mr. Zacharias has had leadership positions in corporate public businesses. Please revise your disclosure to list those positions.

Response: Mr. Zacharias’s biographical information has been revised on page 7 of the Revised Preliminary Proxy Statement to indicate his leadership positions in corporate public businesses.

6.	Please disclose the reasons you recommend that security holders vote for your nominees.

Response: The Revised Preliminary Proxy Statement includes additional information with respect to the Company’s reasons for recommending that security holders vote for the Company’s nominees. Please refer to page 7 of the Revised Preliminary Proxy Statement under the heading “The Board’s Recommendation.”

Proposal 6: Stockholder Proposal Regarding Elimination of Supermajority Voting, page 42

7.	Please clarify what you mean by stating that the proposal will be voted upon “only if properly presented.”

Daniel F. Duchovny

April 14, 2017

Response: The Company has included additional disclosure on page 42 of the Revised Preliminary Proxy Statement to indicate that, in accordance with Rule 14a-8(h)(1) of the Exchange Act, the proponent, or a qualified representative, must attend the meeting to present the proposal.

Please do not hesitate to contact me at (415) 773-4140 with any questions or comments regarding this letter.

Sincerely,

/s/ Karen Dempsey

Karen Dempsey

cc:	Heather Mars

Jared Verteramo